[redacted]

SECl 11015060 OMMISSION 9

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC File Number |
|---|
| 8-23266 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

Report for the period beginning **December 1, 2009** and ending **November 30, 2010**

## A. REGISTRANT INFORMATION

NAME OF BROKER-DEALER:
Zacks & Company

| Official Use Only |
|---|
| Firm ID No. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
111 N. Canal Street, Suite 1101
(No and Street)

| Chicago | Illinois | 60606 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Richard Marks (312) 265-9161
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

205 N. Michigan Avenue
(No and Street)

| Chicago | Illinois | 60601 |
|---|---|---|
| (City) | (State) | (Zip Code) |

Securities and Exchange Commission
RECEIVED
JAN 31 2011
Branch of Registrations and Examinations

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant, not resident in United States or any of its possessions

| FOR OFFICAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau for the exemption. See section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Richard Marks, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Zacks & Company as of November 30, 2010 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

OFFICIAL SEAL
ROBBIN IMRISEK
Notary Public – State of Illinois
My Commission Expires Apr 13, 2014

Signature

Financial and Operations Principal
Title

Subscribed and sworn to before me
This 25th day of January 2011

Notary Public

This Report* contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of general creditors
- [X] (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [X] (i) Information Relating to the Possession or Control Requirements for brokers and dealers Under Rule 15c3-3
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [X] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [X] (o) Independent Auditors' Report on Internal Control
- [ ] (p) Schedule of segregation requirements and funds in segregation—customers' regulated commodity futures account pursuant to Rule 171-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

# OATH OR AFFIRMATION

I, Richard Marks, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Zacks & Company as of November 30, 2010 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

OFFICIAL SEAL
ROBBIN IMRISEK
Notary Public – State of Illinois
My Commission Expires Apr 13, 2014

Richard Marks
Signature

Financial and Operations Principal
Title

Subscribed and sworn to before me
This 25th day of January 2011

Robbin Imrisek
Notary Public

This Report* contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of general creditors
- [X] (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [X] (i) Information Relating to the Possession or Control Requirements for brokers and dealers Under Rule 15c3-3
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [X] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [X] (o) Independent Auditors' Report on Internal Control
- [ ] (p) Schedule of segregation requirements and funds in segregation—customers' regulated commodity futures account pursuant to Rule 171-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

BAKER TILLY

Baker Tilly Virchow Krause, LLP
205 N Michigan Ave
Chicago, IL 60601-5927
tel 312 729 8000
fax 312 729 8199
bakertilly.com

# INDEPENDENT AUDITORS' REPORT

Board of Directors
Zacks & Company
Chicago, Illinois

We have audited the accompanying statement of financial condition of Zacks & Company as of November 30, 2010, and the related statements of income, changes in liabilities subordinated to claims of general creditors and stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zacks & Company as of November 30, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information identified in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baker Tilly Virchow Krause, LLP

Chicago, Illinois
January 22, 2011

## ZACKS & COMPANY

STATEMENT OF FINANCIAL CONDITION
November 30, 2010

*ASSETS*

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 505,141 |
| Deposit with clearing broker | | 108,225 |
| Receivable from clearing broker | | 7,280 |
| Receivable from other brokers | | 13,437 |
| Interest receivable | | 111 |
| Prepaid expenses | | 4,627 |
| Refundable income taxes | | 56,207 |
| **TOTAL ASSETS** | $ | 695,028 |

*LIABILITIES AND STOCKHOLDER'S EQUITY*

| | | |
|---|---|---|
| **LIABILITIES** | | |
| Due to affiliates | $ | 5,452 |
| Deferred income taxes | | 826 |
| Accounts payable | | 150,408 |
| Accrued expenses | | 29,258 |
| Total Liabilities | | 185,944 |
| **LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS** | | 35,000 |
| **STOCKHOLDER'S EQUITY** | | 474,084 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ | 695,028 |

See notes to financial statements.

## ZACKS & COMPANY

STATEMENT OF INCOME
For the Year Ended November 30, 2010

| | |
|---|---|
| **REVENUES** | |
| Commissions | $ 1,390,881 |
| Interest | 2,803 |
| Consulting | 277,165 |
| Miscellaneous | 3 |
| Total Revenues | 1,670,852 |
| **EXPENSES** | |
| Clearing fees and charges | 94,550 |
| Professional and regulatory fees | 110,530 |
| Trading desk fees | 1,384,193 |
| Salaries | 26,763 |
| Other | 15,629 |
| Total Expenses | 1,631,665 |
| **NET INCOME BEFORE INCOME TAX EXPENSE** | 39,187 |
| Income Tax Expense | 15,242 |
| **NET INCOME** | $ 23,945 |

See notes to financial statements.

# ZACKS & COMPANY

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS AND STOCKHOLDER'S EQUITY
For the Year Ended November 30, 2010

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

| | |
|---|---|
| **SUBORDINATED DEBT, Beginning and Ending Balance** | $ 35,000 |

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

| | Common Stock | Retained Earnings | Total |
|---|---|---|---|
| BALANCE, November 30, 2009 | $ 95,000 | $ 355,139 | $ 450,139 |
| Net income | | 23,945 | 23,945 |
| **BALANCE, November 30, 2010** | $ 95,000 | $ 379,084 | $ 474,084 |

Common stock, no par value; 1,000 shares authorized, issued, and outstanding.

See notes to financial statements.

# ZACKS & COMPANY

STATEMENT OF CASH FLOWS
For the Year Ended November 30, 2010

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income | $ | 23,945 |
| Adjustments to reconcile net income to net cash provided by operating activities | | |
| (Increase) decrease in: | | |
| Deposit with clearing broker | | (2,024) |
| Receivable from clearing broker | | 2,019 |
| Prepaid expenses | | 26,245 |
| Receivable from other brokers | | 135,348 |
| Interest receivable | | 144 |
| Refundable income taxes | | (51,825) |
| Increase (decrease) in: | | |
| Due to affiliates | | (50,826) |
| Accounts payable | | (66,925) |
| Deferred income taxes | | 826 |
| Accrued expenses | | (10,565) |
| Net Cash Provided by Operating Activities | | 6,362 |
| **Net Increase in Cash and Cash Equivalents** | | 6,362 |
| CASH AND CASH EQUIVALENTS, Beginning of Year | | 498,779 |
| **CASH AND CASH EQUIVALENTS, END OF YEAR** | $ | 505,141 |
| Supplemental Disclosures | | |
| Cash paid during the year for | | |
| Income taxes | $ | 66,241 |

See notes to financial statements.

## NOTE 1 - Nature of Operations

Zacks & Company (the "Company"), a C Corporation, is a fully-disclosed, introducing securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company derives commission income from equity trades executed by its trading desk. The Company has an independent contractor agreement with AMH Capital in Springfield, NJ. AMH Capital and its principal head trader provide the Company with a mechanism for accepting trade orders and executing them through its clearing relationship with J.P. Morgan Clearing Corp. Trading commissions paid by J. P. Morgan Clearing Corp. to the Company are shared with AMH Capital on an agreed upon basis.

The Company derives some of its commission income from the sale of investment research that it purchases from Zacks Investment Research, Inc. ("ZIR"), a related party.

## NOTE 2 - Summary of Significant Accounting Policies

*Revenue Recognition*

All commission revenue is recognized in the month in which the transactions associated with the commissions are completed. For commission revenue derived from soft dollar accounts, the purchase of associated research from ZIR is recognized in the same month. For commission revenue derived from the Company's trading desk, contractual expenses related to this revenue are also recognized in the same month.

All other revenue is recognized in the month earned.

*Cash and Equivalents*

The Company defines cash and equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less.

*Deferred Income Taxes*

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred taxes consist primarily of temporary differences relating to the recognition of certain expenses in different periods for book and tax purposes.

**NOTE 2 - Summary of Significant Accounting Policies** (cont.)

*Income Taxes*

On December 1, 2009, the Company adopted a new standard related to the accounting for uncertainty in income taxes. The tax effects from an uncertain tax position can be recognized in the financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant tax authority. When applicable, interest and penalties on uncertain tax positions are calculated based on the guidance from the relevant tax authority and included in income tax expense. The adoption of the new standard had no cumulative effect and therefore resulted in no changes to retained earnings. The Company did not have any uncertain tax positions at November 30, 2010. Income tax returns for the years ended November 30, 2007 through 2009 remain open, and are subject to review by applicable tax authorities.

*Fair Value of Financial Instruments*

The Company's short-term financial instruments consist of the following: cash, receivables, accounts payable, and accrued expenses. The carrying values of these short-term financial instruments approximate their estimated fair values based on the instruments short-term nature.

For the fiscal year ended November 30, 2010, there have been no changes in the application of valuation methods applied to similar assets and liabilities.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Subsequent Events*

The Company has evaluated subsequent events occurring through January 22, 2011, the date that the financial statements were available to be issued for events requiring recording or disclosure in the Company's financial statements.

*Reclassification*

Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation. Such reclassifications had no effect on reported income.

## NOTE 3 - Related Party Transactions

The Company purchases all of its investment research from ZIR. The purchase agreement allows the Company to defer any obligation for research until it receives payment from its customers. The Company also receives office space and related services from ZIR at no cost.

Total charges incurred with ZIR during the year ended November 30, 2010 are as follows:

| | |
|---|---|
| Payroll | $ 26,808 |
| Consulting | 6,223 |
| Investment research | 631 |
| Office expenses | 367 |
| Total | $ 34,029 |

As of November 30, 2010, $5,452 of these charges were unpaid and accrued.

## NOTE 4 - Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to claims of general creditors are payable to an affiliate, bear no interest, and mature on April 29, 2012. The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

## NOTE 5 - Income Taxes

The provision for income tax expense for the year ended November 30, 2010 consisted of the following components:

| | |
|---|---|
| Current: | |
| Federal | $ 11,543 |
| State | 2,873 |
| Provision for current income taxes | 14,416 |
| Deferred: | |
| Federal | 680 |
| State | 146 |
| Total deferred tax expense | 826 |
| Total income tax expense | $ 15,242 |

The deferred tax liability of $826 at November 30, 2010 consists entirely of a deferred tax liability arising from the recognition of certain expenses in different periods for financial reporting and income tax reporting purposes.

**NOTE 6 - Concentrations of Credit Risk**

The Company maintains cash balances in one financial institution located in Illinois. This balance is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per institution. Uninsured cash balances approximated $228,000 at November 30, 2010. Deposits with clearing organizations and all securities are uninsured.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

**NOTE 7 - Net Capital Requirements**

The Company is subject to Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At November 30, 2010, the Company had net capital of $445,407, which was $433,012 in excess of its required net capital of $12,395. The Company's ratio of aggregate indebtedness to net capital was 0.4 to 1. No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's November 30, 2010 FOCUS filing.

## ZACKS & COMPANY

EXEMPTIVE PROVISION UNDER RULE 15c3-3
November 30, 2010

---

The computation for determination of the reserve requirement under Rule 15c3-3 and the information relating to the possession or control requirements under Rule 15c3-3 are not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

## SUPPLEMENTAL INFORMATION

# ZACKS & COMPANY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
November 30, 2010

Broker or Dealer: **Zacks & Company** — as of November 30, 2010

| | | | | |
|---|---|---|---|---|
| 1. Total ownership equity from Statement of Financial Condition | | | $ 474,084 | {3480} |
| 2. Deduct ownership equity not allowable for Net Capital | | | - | {3490} |
| 3. Total ownership equity qualified for Net Capital | | | 474,084 | {3500} |
| 4. Add: | | | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | 35,000 | {3520} |
| B. Other (deductions) or allowable credits (list) | | | - | {3525} |
| 5. Total capital and allowable subordinated liabilities | | | 509,084 | {3530} |
| 6. Deductions and/or charges: | | | | |
| A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)* | $ 62,967 | {3540} | | |
| B. Secured demand note deficiency | - | {3590} | | |
| C. Commodity futures contracts and spot commodities-proprietary capital charges | - | {3600} | | |
| D. Other deductions and/or charges | - | {3610} | (62,967) | {3620} |
| 7. Other additions and/or allowable credits (list) | | | - | {3630} |
| 8. Net capital before haircuts on securities positions | | | 446,117 | {3640} |
| 9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)) | | | | |
| A. Contractual securities commitments | - | {3660} | | |
| B. Subordinated securities borrowings | - | {3670} | | |
| C. Trading and investment securities: | | | | |
| 1. Exempted securities | - | {3735} | | |
| 2. Debt securities | - | {3733} | | |
| 3. Options | - | {3730} | | |
| 4. Other securities | 710 | {3734} | | |
| D. Undue concentration | - | {3650} | | |
| E. Other (list) | - | {3736} | (710) | {3740} |
| 10. Net Capital | | | $ 445,407 | {3750} |

Non-allowable assets include:

| | |
|---|---|
| Receivable from other broker | $ 2,022 |
| Interest receivable | 111 |
| Prepaid expenses | 4,627 |
| Refundable income taxes | 56,207 |
| Total non-allowable assets | $ 62,967 |

See independent auditors' report.

# ZACKS & COMPANY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
November 30, 2010

Broker or Dealer: **Zacks & Company** as of November 30, 2010

**Part A**

| | | | | |
|---|---|---|---|---|
| 11. Minimum net capital required (6 2/3% of line 18) | | | $ 12,395 | {3756} |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiary computed in accordance with Note (A) | | | 5,000 | {3758} |
| 13. Net capital requirement (greater of line 11 or 12) | | | 12,395 | {3760} |
| 14. Excess net capital (line 10 less line 13) | | | 433,012 | {3770} |
| 15. Excess net capital at 1000% (line 10 less 10% of line 18) | | | 426,813 | {3780} |

**COMPUTATION OF AGGREGATE INDEBTEDNESS**

| | | | | |
|---|---|---|---|---|
| 16. Total A.I. Liabilities from Statement of Financial Condition | | | $ 185,944 | {3790} |
| 17. Add: | | | | |
| A. Drafts for immediate credit | $ - | {3800} | | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | - | {3810} | | |
| C. Other unrecorded amounts (list) | - | {3820} | - | {3830} |
| 18. Total aggregate indebtedness | | | $ 185,944 | {3840} |
| 19. Percentage of aggregate indebtedness to net capital (line 18 / line 10) | | | 42 % | {3850} |
| 20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | | 7 % | {3860} |

**NOTES:**

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative methods used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

(D) There are no material differences between the amount reported herein and the Form X-17-A-5 Part IIA Filing.

See independent auditors' report.

# ZACKS & COMPANY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
November 30, 2010

Broker or Dealer: **Zacks & Company** as of November 30, 2010

**EXEMPTIVE PROVISIONS UNDER RULE 15c3-3**

26. Identify below the section upon which an exemptive provision from Rule 15c3-1 is claimed:

| | | |
|---|---|---|
| A. (k)(1) - $2,500 capital as per Rule 15c3-1 | ______ | {4550} |
| B. (k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained | ______ | {4560} |
| C. (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis | X | {4570} |
| Name of Clearing Firm: J.P. Morgan Clearing Corp. | | |
| D. (k)(3) - Exempted by order of the Commission (include copy of letter) | ______ | {4580} |

See independent auditors' report.

BAKER TILLY

Baker Tilly Virchow Krause, LLP
205 N Michigan Ave
Chicago, IL 60601-5927
tel 312 729 8000
fax 312 729 8199
bakertilly.com

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Zacks & Company
Chicago, Illinois

In planning and performing our audit of the financial statements of Zacks & Company (the "Company") as of and for the year ended November 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at November 30, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors and management of the Company, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Chicago, Illinois
January 26, 2011